DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com
John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

April 8, 2010

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:	Stephani Bouvet, Examiner Robert Benton, Staff Accountant Kathleen Collins, Accounting Branch Chief Matthew Crispino
Re:
Convio, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-164491

Ladies and Gentlemen:

We are writing on behalf of Convio, Inc. (the "Company") in response to the comment letter dated April 6, 2010 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's Amendment No. 2 to the Registration Statement on Form S-1 filed on March 19, 2010 (File No. 333-164491, the "Registration Statement"). This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company's response. The Company is also filing concurrently with this letter Amendment No. 3 to the Registration Statement ("Amendment No. 3").

A marked copy of Amendment No. 3 indicating changes to the Registration Statement is enclosed. This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company's response. Page references in this letter are to page numbers in Amendment No. 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, Page 47

1.
We note your proposed additional disclosures as provided in response to prior comment 1 and we have the following additional comments:

•
Considering you commenced the IPO process in December 2009 and filed your registration statement on January 25, 2010, please explain further how you determined the appropriateness of an 18.5% marketability discount for options granted in February and March 2010 and revise your disclosures accordingly.

    Response:    The Company has revised its disclosure on page 57 of Amendment No. 3.

  •
  Please reconcile the 239,349 options granted on a post-split basis to the 646,000 options granted on a pre-split basis.

    Response:    The Company respectfully submits that it had inadvertently left out stock options to acquire 20,000 shares that had been granted on February 4, 2010 bringing the total of stock options granted for the first quarter 2010 to 666,076 as of February 26, 2010. The Company then granted an additional 13,900 options on March 11, 2010 for a total of 679,976 stock options granted in the first quarter 2010. After applying the reverse stock split on an option by option basis, the options for 679,976 shares were adjusted to options for 239,348 shares.

  •
  Tell us your consideration to include a discussion of the 2010 options grants in your subsequent events footnote disclosures.

    Response:    The Company acknowledges the Staff's comment regarding subsequent events and has included disclosure on page F-40 describing the stock option grants subsequent to December 31, 2009.

  •
  Please ensure that the supplemental information provided in response to prior comment 1 is filed via EDGAR prior to effectiveness of this registration statement.

    Response:    The Company acknowledges the Staff's comment and will ensure that the supplemental information provided to the Staff in response to prior comment 1 is filed via EDGAR prior to the effectiveness of the Registration Statement.

*    *    *    *    *

Please note that the Company requests that the Staff permit the Company's request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the registration statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff's attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7090 or Ariane Chan at (512) 457-7005 if you have any questions regarding this letter.

Sincerely,
DLA Piper LLP (US)
By:	/s/ JOHN J. GILLULY III, P.C. John J. Gilluly III, P.C.
cc:	Gene Austin, Convio, Inc. James Offerdahl, Convio, Inc. Eric C. Jensen, Cooley Godward Kronish LLP John T. McKenna, Cooley Godward Kronish LLP